Microsoft Word 11.0.6568;Exhibit 77C
Matters submitted to a vote of security holders

SELIGMAN QUALITY MUNICIPAL FUND, INC.
(the "Fund")

Proxy Results

The following proposal was considered and approved at a Special Meeting of Stockholders held at the offices of Sullivan & Cromwell LLP, 375 Park Avenue, 8th floor, New York, New York 10152 on February 15, 2007. Tabulations of the votes received appear below.

Proposal 1
Approval of the liquidation and dissolution of the Fund.


     For                        Against                  Abstain
-------------                   -------                  -------
2,719,462                   59,116                44,854